SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM retakes the selling of tickets for domestic flights with departure up to this Friday

The operations went back to normal yesterday; according to Infraero, in November we had a 95.48% regularity and 88.98% punctuality in the domestic operations.

São Paulo, December 1st, 2010 – Today, we resumed the selling of tickets for domestic flights with departure scheduled for up to December 3 (next Friday). We were authorized by ANAC ("National Federal Aviation Agency") to retake the selling, after the operations went back to normal yesterday.

Our operational efficiency in November, in domestic flights, was not affected by the delays and cancellations above the average which occurred last Sunday and Monday (28 and 29), according to official data by Infraero. In last month's consolidated figures, the airline verified a 95.48% regularity and a 88.98% punctuality indicator, totaling 84.95% of operational efficiency (rate matching the punctuality and regularity results recorded during the month). It was the greatest operational efficiency rate among the airlines which daily operate at Congonhas, the Country's main airport for domestic routes and one of the most affected by weather issues. "We have endeavored our best efforts to bring the operations back to normal the soonest possible, thereby reducing the inconveniences to our customers. This was possible because we constantly invest in the improvement of our operations", says Líbano Barroso, CEO of TAM Linhas Aéreas.

We continue to cooperate with the internal audit conducted by ANAC, as announced by the Agency on Monday (29). The offering of tickets for flights with departure scheduled as of Saturday (December 4) and for international routes remained normal throughout the period.

Year's end

Today, we started our contingency plan for the high season period (holiday season and vacations) as submitted to ANAC last week. Up to January 31st, we will have extra aircrafts in strategic airports, will reinforce the crew and service teams at the airports and will distribute informative material to the passengers, among other actions. In December alone, 40 new pilots (captains), 60 copilots, and 130 flight attendants will start to fly.

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.8% domestic market share and 87.1% international market share in October 2010. We operate regular flights to 45 destinations throughout Brazil and we serve 89 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,160 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.6 million subscribers and has awarded more than 10.8 million tickets.

Investors Relations: Phone.: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	Press Office: Phone: (11) 5582-9748/7441/7442/8795 tamimprensa@tam.com.br www.tam.com.br www.taminforma.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 01, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.